UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

KMG Chemicals, Inc. — The NASDAQ Stock Market LLC

(Exact Name of Registrant as Specified in Its Charter and name of Exchange where security is listed and/or registered)

Texas	75-2640529
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

9555 West Sam Houston Parkway South, Suite 600 Houston, Texas	77099
(Address of Principal Executive Offices)	(Zip Code)

Common Stock, $0.01 par value per share

(Description of class of securities)

Please place and X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-s(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities for listing and/or withdraw registration on the Exchange.

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, KMG Chemicals, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Dated: June 19, 2012	KMG Chemicals, Inc.

	By:	/s/ J. Neal Butler
J. Neal Butler, President